Exhibit (a)(5)

PRESS RELEASE FOR IMMEDIATE RELEASE

Series D of Tender Investors, LLC announces its tender offer for ADRs of MAGYAR TELEKOM PLC (NYSE:MTA)

Point Richmond, Calif. (Business Wire)—October 14, 2010—Series D of Tender Investors, LLC (“Purchaser”) has announced its tender offer for ADRs (the “ADRs”) of Magyar Telekom, Plc. (NYSE:MTA).  The Purchaser is offering to purchase up to 325,000 ADRs for $12.15 per ADR.

The Purchaser has filed with the U.S. Securities and Exchange Commission a Tender Offer Statement on Schedule TO, an Offer to Purchase and other exhibits (together, “Tender Offer Materials”) providing details of its offer.  Shareholders should read the Tender Offer Materials carefully because they contain important information, including the discussion of MTA’s stated intent to delist the ADRs from trading on the NYSE prior to December 31, 2010.

Shareholders may obtain a free copy of the Tender Offer Materials by calling the Purchaser at (510) 619-3637, or by making a written request addressed to the Purchaser either at 6114 La Salle Avenue, #345, Oakland, CA 94611 or by email to offers@tendermanagerllc.com.  Shareholders may also visit the Purchaser’s website at www.tendermanagerllc.com (click on Magyar Telekom Plc Tender Offer) or visit the U.S. Securities and Exchange Commission’s website at www.sec.gov.  Shareholders also may obtain a copy of these documents, without charge, from our website at www.tendermanagerllc.com (click on Tender Offer Information) or by calling (510) 619-3637.

Contact:

Arnold Brown

Tender Investors Manager, LLC

(510) 619-3637

offers@tendermanagerllc.com